

July 24, 2023

Nahum Trost
Chief Financial Officer
Caesarstone Ltd.
Kibbutz Sdot-Yam
MP Menashe, 3780400
Israel

> **Re: Caesarstone Ltd.**
> **Form 20-F for the Year Ended December 31, 2022**
> **Filed March 15, 2023**
> **File No. 001-35464**

Dear Nahum Trost:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2022

Item 4: Information on the Company
Non-GAAP Financial Measures, page 49

1.   We note you adjust certain non-GAAP financial measures for "Legal settlements and loss contingencies, net" and "Non-cash revaluation of lease liabilities." It appears to us that legal settlements, loss contingencies and revaluation of lease liabilities are normal recurring operating costs necessary to operate your business. Please explain to us how you determined these adjustments comply with the guidance outlined in Question 100.01 of the Division of Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures or tell us how you plan to revise your non-GAAP financial measures in future filings.

Item 5: Operating and Financial Review and Prospects, page 54

2.   Your narrative on page 54 appears to place more prominence on non-GAAP financial measures such as adjusted gross profit margin, adjusted EBITDA margin and adjusted net income margin attributable to controlling interest without providing a discussion of the corresponding GAAP financial measures. In addition, we note that you have presented non-GAAP financial measures under the "Other financial data" heading on page 63 without presenting the corresponding GAAP financial measures. Please revise your disclosure to present the most directly comparable GAAP measures with equal or greater prominence in accordance with Item 10(e)(1)(i)(A) of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeffrey Gordon at 202-551-3866 or Jean Yu at 202-551-3305 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing